DAVIS LLP — LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443-2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

July 31, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

RECEIVED
2008 AUG 11 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per: 

Joy Syho
Paralegal
js/Encs.


08004263

PROCESSED
AUG 13 2008
THOMSON REUTERS



Q:\NrPortbl\FirmDocs\JSS\3656189_1.DOC

Exemption No. 82-1209

July 31, 2008

RECEIVED
2008 AUG 11 P 2: -1

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 6 months ended May 31, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	For the period ended May 31, 2008
(f)	News Releases	July 8, 2008 July 31, 2008
(g)	Form 51-102F3, Material Change Report	July 16, 2008
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A

Document Name or Information			Documents Filed
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		N/A
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A

Document Name or Information		Documents Filed
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 6 months ended May 31, 2008
(e)	News Releases	July 8, 2008 July 31, 2008
(f)	Form 51-102F3, Material Change Report	July 16, 2008
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

Document Name or Information			Documents Filed
(m)	Issuer Bid Circular		N/A
(n)	Notice of Change or Variation to Issuer Bid Circular		N/A
(o)	Initial Acquisition Report		N/A
(p)	Subsequent Acquisition Reports		N/A
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion	N/A

Document Name or Information		Documents Filed
	and Analysis)	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82 - 1209

RECEIVED

2008 ... 11 P 2: -1



GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2008.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	May 31, 2008	November 30, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 1,431,684	$ 745,148
Amounts receivable	319,747	215,465
Prepaid expenses	682,607	13,038
	2,434,038	973,651
Unproven mineral interests (Note 2)	16,904,076	15,428,331
Property, plant and equipment	429,984	450,349
	$ 19,768,098	$ 16,852,331
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 321,151	$ 234,153
Current portion of mortgage loan	2,239	10,705
	323,390	244,858
FUTURE INCOME TAX LIABILITIES	381,132	-
	704,522	244,858
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	34,302,293	31,689,095
Contributed surplus (Note 5)	3,817,306	3,125,977
Deficit	(19,056,023)	(18,207,599)
	19,063,576	16,607,473
	$ 19,768,098	$ 16,852,331

Subsequent events (Note 12)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
Expenses				
Amortization	$ 710	$ 663	$ 1,316	$ 1,326
Consulting fees	76,102	75,938	173,361	106,363
Corporate relations	2,822	20,869	5,377	38,944
General exploration costs	36,297	64,300	90,790	97,294
Legal and audit	14,195	102,397	30,314	130,666
Licences, taxes, insurance and fees	1,841	6,313	15,978	13,656
Office services and expenses	52,885	49,942	110,585	85,077
Shareholders' meetings and reports	15,391	7,263	18,316	7,789
Stock-based compensation	690,425	547,153	697,829	549,905
Travel	1,352	5,154	3,448	5,687
Operating loss	(892,020)	(879,992)	(1,147,314)	(1,036,707)
Other income (loss)				
Foreign exchange loss	(585)	(19)	(655)	(1,202)
Interest income	21,144	12,358	53,427	14,884
Other tax expense (Note 6)	(37,719)	(734)	(55,000)	(1,534)
Write off of property, plant and equipment	-	-	(3,828)	-
Write off of unproven mineral interests	(558,417)	-	(558,417)	-
	(575,577)	11,605	(564,473)	12,148
Net loss before taxes	(1,467,597)	(868,387)	(1,711,787)	(1,024,559)
Future income tax recovery (Note 10)	4,152	-	863,363	66,351
Net loss for the period	(1,463,445)	(868,387)	(848,424)	(958,208)
Deficit, beginning of period	(17,592,578)	(15,041,696)	(18,207,599)	(14,951,875)
Deficit, end of period	$ (19,056,023)	$ (15,910,083)	$ (19,056,023)	$ (15,910,083)
Loss per share - basic and diluted	$ (0.011)	$ (0.008)	$ (0.006)	$ (0.009)
Weighted average number of common shares outstanding - basic and diluted	139,447,668	111,569,583	137,519,448	107,875,637

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2008	May 31, 2007
Cash flows used in operating activities		
Loss for the period	$ (1,463,445)	$ (868,387)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	11,872	10,875
- future income tax recovery	(4,152)	-
- stock-based compensation	690,425	547,153
- write off of unproven mineral interests	558,417	-
	(206,883)	(310,359)
Change in non-cash working capital items:		
- amounts receivable	(71,187)	(8,987)
- prepaid expenses	(2,271)	(4,718)
- accounts payable and accrued liabilities	44,603	(851,963)
	(235,738)	(1,176,027)
Cash flows from financing activities		
Shares issued for cash	27,500	2,789,867
Share issuance costs	(3,414)	(9,457)
Principal reduction of mortgage loan	(4,594)	(3,695)
	19,492	2,776,715
Cash flows used in investing activities		
Acquisition of unproven mineral interests	-	(167,094)
Additions to deferred exploration costs	(1,465,034)	126,527
Purchase of property, plant and equipment	(12,127)	(44,668)
	(1,477,161)	(85,235)
(Decrease) increase in cash and cash equivalents	(1,693,407)	1,515,453
Cash and cash equivalents, beginning of period	3,125,091	261,173
Cash and cash equivalents, end of period	$ 1,431,684	$ 1,776,626

See Note 10 – Supplementary Cash Flow Information.

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2008	May 31, 2007
Cash flows used in operating activities		
Loss for the period	$ (848,424)	$ (958,208)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	28,660	17,287
- future income tax recovery	(863,363)	(66,351)
- stock based compensation	697,829	549,905
- write off of property, plant and equipment	3,828	-
- write off of unproven mineral interests	558,417	-
	(423,053)	(457,367)
Change in non-cash working capital items:		
- amounts receivable	(104,282)	(46,986)
- prepaid expenses	(669,569)	14,930
- accounts payable and accrued liabilities	127,951	(1,571,638)
	(1,068,953)	(2,061,061)
Cash flows from financing activities		
Shares issued for cash	80,250	3,420,116
Shares issued for cash – flow-through shares	4,014,500	189,680
Share issuance costs	(288,557)	(118,102)
Principal reduction of mortgage loan	(8,466)	(7,951)
	3,797,727	3,483,743
Cash flows used in investing activities		
Acquisition of unproven mineral interests	(66,429)	(167,094)
Additions to deferred exploration costs	(1,963,686)	400,030
Purchase of property, plant and equipment	(12,123)	(44,668)
	(2,042,238)	188,268
Increase in cash and cash equivalents	686,536	1,610,950
Cash and cash equivalents, beginning of period	745,148	165,676
Cash and cash equivalents, end of period	$ 1,431,684	$ 1,776,626

See Note 10 – Supplementary Cash Flow Information.

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2007.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Unproven Mineral Interests

	Balance November 30, 2007	2008 mineral interests additions	2008 exploration cost additions	2008 written off	Balance May 31, 2008
Doyle Lake	$ 3,835,843	$ -	$ 73,770	$(477,654)	$ 3,431,959
Fishback Lake	1,285,995	-	21,130	(80,763)	1,226,362
CH	7,580,214	-	116,966	-	7,697,180
Providence Greenstone Belt	1,131,239	66,429	1,681,812	-	2,879,480
McConnell Creek	1,595,040	-	74,055	-	1,669,095
	$ 15,428,331	**$ 66,429**	**$ 1,967,733**	**$(558,417)**	**$ 16,904,076**

2. Unproven Mineral Interests, continued

	Balance November 30, 2007	2008 Additions	2008 written off	Balance May 31, 2008
Unproven mineral interests	$ 579,921	$ 66,429	$ (15,096)	$ 631,254
Deferred exploration costs	14,848,410	1,967,733	(543,321)	16,272,822
	$ 15,428,331	**$ 2,034,162**	**$(558,417)**	**$ 16,904,076**

(a) Providence Greenstone Belt, Northwest Territories, Canada.

During the period, the Company staked an additional 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. These claims are pending acceptance from the Mining Recorder.

(b) Fishback Lake, Northwest Territories, Canada

Three claims were allowed to lapse during the period.

(c) Doyle Lake, Northwest Territories, Canada

The Company returned ten mining leases to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc. subsequent to period end.

Exploration costs incurred during the six months ended:

	May 31, 2008	May 31, 2007
Chartered aircraft	$ 205,333	$ 5,225
Sampling	87,745	39,947
Land use permits and reclamation bonds	76,400	-
Licences, recording fees and lease payments	81,786	73,165
Project supplies	220,264	21,629
Salaries and wages	122,663	89,852
Surveying	919,026	-
Technical and professional services	223,903	98,941
Transportation	30,613	7,945
	$1,967,733	**$ 336,704**

3. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# shares	$
Balance, November 30, 2007	**122,731,670**	**31,689,095**
Private placement - flow-through share agreements	16,058,000	4,014,500
Share issuance costs	-	(328,557)
Shares issued as commission	160,000	40,000
Shares issued for services	247,355	45,000
Exercise of stock options	135,000	31,250
Exercise of warrants	310,000	49,000
Reallocation from contributed surplus on exercise of stock options	-	6,500
Less: Flow-through share renunciation	-	(1,244,495)
Balance, May 31, 2008	**139,642,025**	**34,302,293**

(c) During the quarter ended May 31, 2008:

(i) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(ii) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement (see Commitments);

(iii) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250. In addition 505,000 stock options expired unexercised; and

(iv) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

3. Share Capital, continued

(d) At May 31, 2008, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	Mar. 07, 2009
2,938,000		

Changes in warrants during the period ended May 31, 2008 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,248,000	$0.16
Exercised	(310,000)	$0.16
Outstanding, end of period	2,938,000	$0.17

4. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period, the Company's Board of Directors approved and granted 4,267,500 stock options (May 31, 2007 – 960,000) to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire between May 1, 2013 and May 23, 2013. During the period the Company recorded $690,425 (May 31, 2007 – $549,905) of stock based compensation expense for the stock options granted.

4. Stock Options, continued

Stock options outstanding as at May 31, 2008:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2007	7,420,833	$0.43
Exercised	(135,000)	$0.23
Expired	(505,000)	$0.27
Granted	4,267,500	$0.20
Options outstanding as at May 31, 2008	**11,048,333**	**$0.35**
2008 options exercisable	11,048,333	$0.35
2007 options exercisable	5,163,333	$0.26

	2008	2007
Weighted average remaining contractual life	3.87 years	3.11 years
Weighted average fair value of options granted during the period	$0.19	$0.63

5. Contributed Surplus

Contributed surplus for 2008 and 2007 is comprised of:

Balance, November 30, 2007 and 2006	**$ 3,125,977**	**$ 1,325,053**
Stock-based compensation on stock options	697,829	2,751
Stock options exercised	(6,500)	-
Fair value of warrants	-	316,818
Warrants exercised	-	(1,166)
Balance, May 31, 2008 and 2007	**$ 3,817,306**	**$1,643,456**

6. Other Tax Expense

During the period ended May 31, 2008, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2007 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2008) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended May 31, 2008 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2007. The tax expense will continue until all of the flow-through funds have been spent. At May 31, 2008 $1,548,473 remains unspent.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at May 31, 2008, the Company renounced the $4,014,500 flow-through related resource expenditures to the investors.

7. Related Party Transactions

During the six months ended May 31, 2008, the Company was billed $53,821 (May 31, 2007 – $96,600) by one director for consulting fees and $16,179 (May 31, 2007 - nil) for technical and professional services. As at May 31, 2008, $45,117 was included in accounts payable (May 31, 2007 - nil).

8. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended May 31, 2008 and May 31, 2007.

9. Commitments

(a) In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2008	$63,248
2009	$37,184

9. Commitments, continued

(b) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC received a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 247,355 common shares in payment of $45,000 owed for the six months ended April 15, 2008.

10. Supplementary Cash flow Information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal periods ended May 31, 2008 and 2007 as follows:

	2008	2007
Operating activities		
Accounts payable for deferred exploration costs	$ 119,470	$ 135,480
Financing activities		
Issuance of common shares as finder's fee	40,000	4,221
Investing activities		
Accounts payable for deferred exploration costs	$ (119,470)	$ (135,480)

Other supplementary cash flow information:

	2008	2007
Cash paid for interest charges	$ 192	$ 671
Cash paid for income taxes	$ -	$ -

11. Comparative Figures

Certain 2007 figures have been reclassified to conform to the presentation used in the current period.

12. Subsequent Events:

Subsequent to May 31, 2008:

(a) the Company returned ten mining leases to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc. and

(b) 208,000 warrants expired unexercised.

Exemption No. 82 - 1209

RECEIVED
2008 AUG 11 P 2:-1



GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 31, 2008

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2008; INFORMATION AS OF JULY 25, 2008 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company for the second quarter ended May 31, 2008 should be read in conjunction with the consolidated financial statements for the periods ended May 31, 2008 and February 29, 2008, and the 2007 Annual Report (November 30, 2007 Consolidated Financial Statements and related notes). The information reported here includes events taking place subsequent to the end of the second quarter, up to and including July 25, 2008.

SUMMARY

From 1992 until early 2007, the Company's primary focus was on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. The Company has 100% interest in its diamond prospects and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,972 acres.

In the course of exploring for diamonds on its claims in the Northwest Territories, Canada late in 2006, the Company made a discovery of nickel mineralization in komatiites within an extensive greenstone mineral belt. Since then, the Company has proceeded with exploration and strategic plans related to that discovery. Exploration work to date confirms not only the potential for magmatic nickel associated with komatiites, but also the potential for polymetallic volcanogenic massive sulfide deposits (VMS) and gold within the belt, which we refer to as the "Providence Greenstone Belt" or PGB. Exploration plans for 2008 include further mapping and sampling, with drilling scheduled for August.

Prior to 1992, the Company had acquired and maintained a 100% interest in the McConnell Creek Property in British Columbia, Canada. This property is situated in the area between the Toodoggone and Mt. Milligan project areas, which, in 2006, attracted expenditures of $25 million over an estimated 50 projects. A significant exploration program is being undertaken on McConnell Creek in 2008.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the periods ended May 31, 2008 and 2007 and years ended November 30, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The Company's administrative expenditures are related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. The exploration and development of base and precious metals is relatively straight forward while diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

HIGHLIGHTS OF ACTIVITIES
FOR THE SIX MONTHS ENDED MAY 31, 2008,
and subsequent events up to July 25, 2008

Providence Greenstone Belt (PGB), Northwest Territories

- Based at our Zip Camp, our geology teams, including crews from the consulting firm of Aurora Geosciences Ltd., continue to work on our claims on the Providence Greenstone Belt.
- Thirty (30) high conductance VTEM geophysical targets have been identified and ranked from the preliminary data. Seventeen of these have been assigned a high to moderate-high ranking and include high conductance, large, discrete targets for potential nickel and VMS mineral deposits.
- Ground evaluation of the targets is in progress with separate field crews evaluating the nickel, VMS and gold potential of the area.
- Drilling on the first of several large VTEM targets with potential for nickel mineralization is scheduled to begin about the second or third week of August. (The VTEM preliminary results have only been recently available and evaluation is as yet not complete.)

McConnell Creek Copper – Gold Property, British Columbia

- A ground geophysical IP (Induced Polarization) survey will start upon completion of the survey grid lines now in progress.
- A drill program to test one of the large copper geochemical anomalies is planned upon completion of the geophysical survey.

PROVIDENCE GREENSTONE BELT (PGB)
NORTHWEST TERRITORIES, CANADA

Exploration work in 2007 confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites and also established that the PGB, in common with many greenstone belts, has the potential for

VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones.

The realization of the varied economic potential of the area led the Company to take an aggressive approach to land acquisition. Claim staking programs in both 2007 and 2008 involved the acquisition of a total of 426,104.88 acres over a length of 120 km of the PGB.

Nickel in particular and VMS deposits in general are prime candidates for geophysical surveys. To move the exploration forward as efficiently and quickly as possible, the Company budgeted up to $1.5 million to complete a state-of-the-art airborne geophysical survey during the winter and spring of this year.

The results of this survey have been exceptional for the number of isolated, discrete, high conductance geophysical anomalies. At this stage of the exploration, this is a most successful outcome.

Geotech Ltd. (Aurora, Ontario) completed the VTEM (Versatile time-domain electromagnetics (EM)) and magnetic survey on behalf of GGL.

PROVIDENCE GREENSTONE BELT (PGB) - NICKEL

Rock samples collected during 2007 exploration and sent for whole rock and multi-element assays defined areas within komatiitic sequences that featured geochemical signatures favourable for nickel mineralization. This work, together with government mapping that identified the komatiite trends, assisted in the identification of VTEM geophysical anomalies that might be associated with nickel deposits.

The Company is exploring for magmatic nickel deposits, which consist mainly of the sulphide mineral pyrrhotite (composed of iron and sulfur and at times magnetic and having a bronze color). It is pyrrhotite that is most commonly responsible for high conductance anomalies. Nickel sulphides (mainly pentlandite, an iron-nickel-sulfur mineral) are often associated with pyrrhotite and when they occur in sufficient quantities, make economic ore deposits.

Geophysics then can detect areas of high conductance, which are commonly, but not always, associated with pyrrhotite and the pyrrhotite may be associated with nickel sulphides. This is the risk associated with nickel exploration.

The positive exploration results to date are supportive of the potential for economic nickel deposits and as discussed in a subsequent section of this report, we are also encouraged by the VTEM results for VMS mineralization as indicated by geophysical responses over known sulphide mineralization.

Condor Consulting, Inc. of Lakewood, Colorado, a group of geophysicists with extensive experience in nickel deposits, has made a first pass preliminary assessment of the VTEM data and target selection. To date, thirty moderate to high conductance anomalies have been identified and the selection, modeling and evaluation continues. The final interpretation of the data from the VTEM survey is expected shortly but changes, if any, are expected to be minor.

Limiting the selection of potential VTEM targets prospective for nickel to only those areas that the Company's geologists have been able to associate with komatiites, we arrive at eight high to moderate-high conductance VTEM targets.

These targets vary from one half to two kilometers in length including the high priority high conductance EM conductor "61W" reported on in the June 12, 2008 News Release.

All of the eight VTEM targets are being considered for subsequent drill testing starting with 61W. Our field crews are examining, evaluating and selecting drill sites for the various areas. The targets are large and

should any one target return positive drill results then extensive drilling to outline a possible deposit would be required.

PROVIDENCE GREENSTONE BELT (PGB)
- POLYMETALLIC VOLCANOGENIC MASSIVE SULFIDES (VMS)

There are a number of selected VTEM targets that may reflect VMS mineralization and these are being evaluated both by geophysical modeling and in the field by our geological teams.

One of several high conductance VTEM targets (Target "TZA") lies within an area of previous exploration dating back to 1977. Non NI 43-101 compliant grab samples were reported to have assayed up to 11.3% Zn 3.34% Cu, 165g/t Ag and 4.78g/t Au. This mineralized zone was described as being 4 to 5m thick and was traced intermittently for a strike length of 2 km.

The present VTEM "TZA" target, which has been modeled as a shallow, narrow linear target, is also characterized as a circular deeper high conductance conductor divided into two parts, the larger of which is over 1 km in diameter. This is a significant anomaly in an area of known mineralization and as such, is a priority target for VMS.

PROVIDENCE GREENSTONE BELT (PGB) - GOLD

In 2007, the Company reported a grab sample that assayed 22 gm/tonne (0.64 oz/ton) Au. The VTEM survey indicates a 1 km long linear conductor in this area, which appears to be related to a shear zone. Shear zones commonly host gold deposits in greenstone belts and this area will be subject to further examination.

The independent Qualified Persons for the Company for the PGB project are N.C. Carter, PhD., P.Eng., Consulting Geologist, and Qualified Persons from the consulting firm of Aurora Geosciences Ltd..

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Company's extensive diamond exploration programs have produced evidence that may well lead to one or more viable diamond deposits.

The Company is actively seeking partners for its promising diamond properties in the Northwest Territories (NT) to undertake exploration work with the objective of enhancing the value of these properties for the benefit of shareholders.

COPPER-GOLD PROPERTY

McConnell Creek Copper-Gold Property, British Columbia, Canada

In addition to its diamond and nickel exploration properties in the Northwest Territories, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

At McConnell Creek, we are in the early stages of an aggressive exploration program for 2008. Preliminary permits for site access and preparation have been received; our geologists have conducted an initial assessment of the property.

A ground geophysical IP (Induced Polarization) survey will start upon completion of the survey grid lines now in progress.

A drill program to test one of the large copper geochemical anomalies is planned upon completion of the geophysical survey.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract base and precious metals and diamonds and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2008, the Company's deficit was $19,056,023.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the period ended May 31, 2008, the per share price of the Company's shares fluctuated from a high of $0.27 to a low of $0.175. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at July 25, 2008, there were 11,048,333 stock options and 2,730,000 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. Please see Subsequent Events section for updated share data and breakdown by expiry date.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended May 31, 2008, the Company's Board of Directors approved and granted 4,267,500 stock options (May 31, 2007 – 960,000) to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire between May 1, 2013 and May 23, 2013. During the period the Company recorded $690,425 (May 31, 2007 – $549,905) of stock based compensation expense for the stock options granted.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at May 31, 2008, the Company had incurred exploration costs on mineral properties of $1,967,733 (charter aircraft $205,333; sampling $87,745; licences, recording fees and lease payments $81,786; salaries and wages $122,663; technical and professional services $223,903; transportation $30,613; surveying $919,026; land use permits and reclamation bonds $76,400 and project supplies of $220,264). Exploration costs for the period ended May 31, 2008 are higher than 2007 by $1,631,029, an increase of 484%. Exploration costs were higher in 2008 than 2007 for all categories of expenditures. Due to a large financing of flow-through funds that was completed in December 2007, the Company is able to set a higher budget for exploration this year. In 2007, the Company had to pay off debts that were outstanding from 2006 and therefore less funds were available for exploration.

On a per project basis, the Company spent the $1,967,733 of exploration costs as follows: $116,966 on the CH project, $73,770 on the Doyle Lake project, $74,055 on the McConnell Creek, $21,130 on the Fishback Lake Property and $1,681,812 on the Providence Greenstone Belt.

The Company reported a net loss of $848,424 for the period ended May 31, 2008 compared to a net loss of $958,208 for the period ended May 31, 2007. General administration and exploration expenses for the period ended May 31, 2008 were $1,147,314 compared to $1,036,707 for the period ended May 31, 2007 (an increase of 10.6% from 2007 to 2008). The increase in expenses was primarily due to an increase in office services and expenses (2008-$110,585; 2007-$85,077); consulting fees (2008-$173,361; 2007-$106,363); licences, taxes, insurance and fees (2008-$15,978; 2007-$13,656); stock based compensation (2008-$697,829; 2007-$549,905) and shareholders' meetings and reports (2008-$18,316; 2007-$7,789). In 2008 there was an increase in consulting fees due to more time spent by management on corporate matters, the financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section) and the appointment of a Vice President of Administration in 2007. Licences, taxes, insurance and fees increases are from the increased annual sustaining fee charged by the TSX and increased transfer agent fees. Stock based compensation increases relate to the larger number of stock options where were granted in 2008. Shareholders' meetings and reports increased in 2008 to reflect the change in the annual general meeting date from July in 2007 to May in 2008 (costs were incurred in an earlier period than last year). General exploration cost increases are the result of increased amortization costs relating to additions to the camp set up for the PGB and increases in wages and professional fees for planning meetings.

Corporate relations and legal and audit fees both decreased for the period compared to the same prior year period. The investor relations contract from 2006 ended in late 2007 and was not replaced. Legal and audit costs were higher for 2007 due to the low estimate of audit fees at November 30, 2006 for the auditors who were new that year and legal costs relating to a financing that was not completed. At year end November 30, 2007, the Company was able to more accurately estimate the audit fee.

The revenue for the periods ended May 31, 2008 and May 31, 2007 were from interest income of $53,427 and $14,884, respectively.

Acquisition and Disposition of Resource Properties and Write offs

The Company acquired 100% interest in 36 claims by staking 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

The Company allowed three Fishback Lake claims to lapse during the period.

Subsequent to the period end, the Company returned ten mining leases relating to Doyle Lake to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc.

Related Party Transactions

During the six months ended May 31, 2008, the Company was billed $53,821 (May 31, 2007 – $96,600) by one director for consulting fees and $16,179 (May 31, 2007 - nil) for technical and professional services. As at May 31, 2008, $45,117 was included in accounts payable (May 31, 2007 - nil).

Commitments

In 2006, the Company entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $63,248 and $37,184 are required in the years 2008 and 2009, respectively, under the agreement.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC received a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 247,355 common shares in payment of $45,000 owed for the six months ended April 15, 2008.

The Company has a mortgage loan on its Yellowknife house of $2,239. The mortgage was paid off subsequent to period end.

Critical Accounting Policies

No new accounting policies were introduced in 2008.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2008. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2008 ($)	February 29, 2008[2] ($)	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)
Total Revenues	21,144	32,283	23,805	15,893	12,358	2,526	7,726	5,538
Net Income (Loss)[1]	(1,463,445)	615,021	(374,273)	(1,923,243)	(868,387)	(89,821)	(329,426)	(746,743)
Net income (loss) per share[1]	(0.011)	0.005	(0.003)	(0.016)	(0.008)	(0.001)	(0.005)	(0.008)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2006, 2007 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

(2) The Net Income number is not actual income, but due to the recording of a large future income tax recovery number based on flow-through funds raised in December 2007. Before adding the future income tax recovery number, there is a loss of $244,190.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are usually written off in the third and fourth quarters and increase the Net Loss. In the second quarter of 2008, the Company allowed some claims to lapse and returned some mining leases (see Acquisition and Disposition of Resource Properties). The exploration costs spent on these claims and mining leases have been written off as at May 31, 2008.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. While the Company has financial resources at present, there is no assurance that additional funding will be available to allow the Company to continue to fully explore its existing properties. Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital at May 31, 2008, of $2,110,648 and $728,793 as at November 30, 2007. The Company's current assets exceeded its current liabilities at period end due to the private placement which was completed in December 2007. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2008, the Company has no long term debt (November 30, 2007 - $10,705 mortgage loan) outstanding.

For the six months ended May 31, 2008, the Company recorded negative cash flow of $423,053 (2007 - $457,367) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as office services and expenses, licences, taxes and insurance and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at May 31, 2008 was $1,431,684 (November 30, 2007 - $745,148). The increase in cash position compared to November 30, 2007 was due principally to funds received from the flow-through private placement completed in December 2007. See Note 3 Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended May 31, 2008:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement (see Commitments);

(c) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250. In addition 505,000 stock options expired unexercised; and

(d) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

At May 31, 2008, the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	March 7, 2009
2,938,000		

See Notes 3 to 5 of the Consolidated Financial Statements for May 31, 2008.

Subsequent Events

Subsequent to May 31, 2008:

(a) the Company returned ten mining leases to relating to Doyle Lake to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc. and

(b) 208,000 warrants expired unexercised.

Outstanding Share data as at July 25, 2008:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	139,642,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Options	817,500	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Total	**11,048,333**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,400,000	$0.175	Dec. 21, 2008
Warrants	100,000	$0.25	Jan. 3, 2009
Warrants	230,000	$0.175	March 7, 2009
Total	**2,730,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and

that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Form 52-109F2 CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, RAYMOND A. HRKAC, *President and CEO of GGL DIAMOND CORP.*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of GGL Diamond Corp. (the issuer) for the interim period ending May 31, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 30, 2008



Raymond A. Hrkac
President and CEO
GGL Diamond Corp.

2008 AUG 11 P 2:1

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F2 CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, NICK DEMARE, *CFO of GGL DIAMOND CORP.*, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of GGL Diamond Corp. (the issuer) for the interim period ending May 31, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 30, 2008



Nick DeMare
CFO
GGL Diamond Corp.

RECEIVED 2008 AUG 11 P 2:

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.



GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

July 8, 2008

Non-brokered private placement to raise up to $2,000,000

Vancouver, British Columbia, July 8, 2008 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**"), announces that GGL intends to raise up to a total of $2,000,000 by way of a non-brokered private placement consisting of a combination of flow-through common shares at a price of $0.25 per flow-through share and non-flow-through units at a price of $0.20 per non-flow-through unit. The flow-through shares portion of the private placement is subject to a maximum aggregate of $1,500,000 and subscribers participating in the flow-through shares portion will be required to allocate at least 10% of their subscription proceeds to purchase non-flow-through units. Each non-flow-through unit will consist of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one common share for two years from the closing date of the private placement at $0.30 per share in the first year and $0.40 per share in the second year. Insiders will be participating in this private placement. GGL will pay an 8% finder's fee to eligible finders, payable in shares for the flow-through shares portion and in shares or cash for the non-flow-through portion of the private placement.

The funds will be used to expand the drill program for nickel and for exploration at GGL's 100%-owned PGB claims in the Northwest Territories, and for general corporate purposes. The subscription proceeds allocated to the flow-through shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and GGL will renounce such proceeds to the subscribers effective for the 2008 tax year. The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than July 31, 2008.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that GGL expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although GGL believes the

expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.
Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of GGL's management on the date the statements are made. GGL undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

Exemption No. 82 - 1209



GGL DIAMOND CORP.

RECEIVED
2008 AUG 11 P 2:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

July 31, 2008

GGL reports on the second quarter; drilling expected to start mid-August

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the second quarter ended May 31, 2008 and on events taking place subsequently, up to and including July 24, 2008.

Details and the full quarterly report are available on the GGL website (www.ggldiamond.ca) and on SEDAR (www.sedar.com).

Exploration highlights:

- Based at our Zip Camp, our geology teams, including crews from the consulting firm of Aurora Geosciences Ltd., continue to work on GGL's claims on the Providence Greenstone Belt (PGB) in the Northwest Territories (NT), where the Company holds a total of 426,104.88 acres.

- A total of 30 high conductance VTEM (Versatile time-domain electromagnetic) geophysical targets have been identified and ranked from the preliminary data from the survey completed earlier this year. Of these targets, 17 have been assigned a high to moderate-high ranking and include high conductance, large, discrete targets for potential nickel and VMS mineral deposits. Ground evaluation of the targets is in progress, with separate field crews evaluating the nickel, VMS and gold potential of the area.

- Drilling on the first of several large VTEM targets is expected to begin about the second or third week of August.

- At GGL's prospective copper/gold property at McConnell Creek in north central British Columbia, a ground geophysical Induced Polarization (IP) survey will start upon completion of the survey grid lines, which is now in progress. A drill program to test one of the large copper geochemical anomalies is planned upon completion of the geophysical survey.

- The Company is actively seeking partners for its promising diamond properties in the NT for the benefit of shareholders.

Providence Greenstone Belt (PGB)
Northwest Territories, Canada

Exploration work in 2007 confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites and also established that the PGB, in common with many greenstone belts, has the potential for VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones.

The realization of the varied economic potential of the area led the Company to take an aggressive approach to land acquisition. Claim-staking programs in both 2007 and 2008 involved the acquisition of a total of 426,104.88 acres over a length of 120km of the PGB.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

Nickel in particular and VMS deposits in general are prime candidates for geophysical surveys. To move the exploration forward as efficiently and quickly as possible, the Company budgeted up to $1.5 million to complete a state-of-the-art airborne geophysical survey during the winter and spring of this year.

The results of this survey have been exceptional for the number of isolated, discrete, high conductance geophysical anomalies. At this stage of exploration, this is a most successful outcome.

Geotech Ltd. (Aurora, Ontario) completed the VTEM (Versatile time-domain electromagnetics (EM)) and magnetic survey on behalf of GGL.

Providence Greenstone Belt (PGB) – Nickel

Rock samples collected during 2007 and sent for whole rock and multi-element assays defined areas within komatiitic sequences that featured geochemical signatures favourable for nickel mineralization. This work, together with government mapping that identified the komatiite trends, assisted in the identification of VTEM geophysical anomalies that might be associated with nickel deposits.

The Company is exploring for magmatic nickel deposits, which consist mainly of the sulphide mineral pyrrhotite (composed of iron and sulfur and at times magnetic and having a bronze color). It is pyrrhotite that is most commonly responsible for high conductance anomalies. Nickel sulphides (mainly pentlandite, an iron-nickel-sulfur mineral) are often associated with pyrrhotite and when they occur in sufficient quantities, make economic ore deposits.

Geophysics then can detect areas of high conductance which are commonly, but not always, associated with pyrrhotite and the pyrrhotite may be associated with nickel sulphides minerals. This is the risk associated with nickel exploration.

The positive exploration results to date are supportive of the potential for economic nickel deposits and, as discussed in the quarterly report, we are also encouraged by the VTEM results for VMS mineralization as indicated by geophysical responses over known sulphide mineralization.

Condor Consulting Inc. of Lakewood, Colorado, a group of geophysicists with extensive experience with nickel deposits, has made a first pass, preliminary assessment of the VTEM data and target selection. To date, 30 moderate to high conductance anomalies have been identified and the selection, modeling and evaluation is continuing. The final interpretation of the data from the VTEM survey is expected shortly but changes, if any, are expected to be minor.

Limiting the selection of potential VTEM targets prospective for nickel to only those areas that the Company's geologists have been able to associate with komatiites, we arrive at eight high to moderate-high conductance VTEM targets.

These targets vary from one half to two kilometers in length including the high priority high conductance EM conductor "61W" reported on in the June 12, 2008 News Release.

All of the eight VTEM targets are being considered for subsequent drill testing starting with 61W. Our field crews are examining, evaluating and selecting drill sites for the various areas. The targets are large and should any one target return positive drill results then extensive drilling to outline a possible deposit would be required

Providence Greenstone Belt (PGB) -
Polymetallic Volcanogenic Massive Sulphides (VMS)

There are a number of selected VTEM targets that may reflect VMS mineralization and these are being evaluated both by geophysical modeling and in the field by our geological teams.

One of several high conductance VTEM targets (Target TZA) lies within an area of previous exploration dating back to 1977. Non 43-101 compliant grab samples were reported to have assayed up to 11.3% Zn, 3.34% Cu, 165g/t Ag and 4.78g/t Au. This mineralized zone was described as being 4 to 5m thick and was traced intermittently for a strike length of 2km.

The present VTEM TZA target, which has been modeled as a shallow, narrow linear target, is also characterized as a circular deeper high conductance conductor divided into two parts, the larger of which is over 1km in diameter. This is a significant anomaly in an area of known mineralization and as such is a priority target for VMS.

Providence Greenstone Belt (PGB) - Gold

In 2007, the Company reported a grab sample that assayed 22 gm/tonne (0.64 oz/ton) Au. The VTEM survey indicates a 1 km long linear conductor in this area which appears to be related to a shear zone. Shear zones commonly host gold deposits in greenstone belts and this area will be subject to further examination.

The independent Qualified Persons for the Company for the PGB project are N.C. Carter, PhD., P.Eng., Consulting Geologist, and Qualified Persons from the consulting firm of Aurora Geosciences Ltd.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. ("GGL")
#904-675 West Hastings Street
Vancouver, BC
V6B 1N2

Item 2. Date of Material Change

July 7, 2008

Item 3. News Release

Disseminated on July 8, 2008 through Marketwire.

Item 4. Summary of Material Change

The Company announced a non-brokered private placement to raise up to $2,000,000.

Item 5. Full Description of Material Change

Private Placement

GGL announced that it intends to raise up to a total of $2,000,000 by way of a non-brokered private placement consisting of a combination of flow-through common shares at a price of $0.25 per flow-through share and non-flow-through units at a price of $0.20 per non-flow-through unit. The flow-through shares portion of the private placement is subject to a maximum aggregate of $1,500,000 and subscribers participating in the flow-through shares portion will be required to allocate at least 10% of their subscription proceeds to purchase non-flow-through units. Each non-flow-through unit will consist of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one common share for two years from the closing date of the private placement at $0.30 per share in the first year and $0.40 per share in the second year. GGL will pay an 8% finder's fee to eligible finders, payable in shares for the flow-through shares portion and in shares or cash for the non-flow-through portion of the private placement.

Purpose and Business Reasons for the Private Placement

The funds will be used to expand the drill program for nickel and for exploration at GGL's 100%-owned PGB claims in the Northwest Territories, and for general

corporate purposes. The subscription proceeds allocated to the flow-through shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and GGL will renounce such proceeds to the subscribers effective for the 2008 tax year.

Anticipated Effect of Private Placement on GGL's Business & Affairs

The net proceeds from the private placement will provide funds to GGL to carry out its planned 2008 exploration programs (as described above), and will increase GGL's working capital and issued capital.

Interested Parties – Interest & Participation in the Private Placement

To date, two associates of a director and one director are participating in the private placement. RAH Consulting Ltd., a company wholly owned by Raymond A. Hrkac, a director, President & CEO of GGL, as well as Mr. Hrkac's wife, Shirley Hrkac, are each participating as to 50,000 units. William Boden, a director of the Company, is participating as to 720,000 flow-through shares and 100,000 units.

Raymond A. Hrkac now owns directly or indirectly through RAH Consulting Ltd., a total of 1,192,352 common shares, being approximately 0.85 % of the present issued capital of GGL. He also owns options to purchase a total of a further 2,430,000 common shares exercisable as to 100,000 common shares until January 15, 2009 at $0.50 per share, 330,000 common shares until March 19, 2009 at $0.50 per share, 550,000 common shares until March 23, 2011 at $0.20 per share, 700,000 common shares until July 31, 2012 at $0.56 per share and 750,000 common shares until May 23, 2013 at $0.20 per share. Assuming the private placement is fully subscribed, Mr. Hrkac will, on closing, own directly or indirectly 1,242,352 common shares or approximately 0.84 % of the issued capital. He will continue to own the options to acquire a further 2,430,000 common shares and will hold warrants to acquire a further 50,000 common shares. In the event of the exercise of these convertible securities, Raymond A. Hrkac would then own, directly and indirectly, a total of 3,722,352 common shares, being 2.47 % of the then issued capital.

Shirley Hrkac now owns a total of 226,634 common shares, being approximately 0.16 % of the present issued capital. Assuming the private placement is fully subscribed, Mrs. Hrkac will, on closing, own 276,634 common shares, being 0.19% of the then issued capital and 50,000 warrants to acquire a further 50,000 common shares..

William Boden owns directly or indirectly through CW Marketing Ltd., a total of 2,708,000 common shares, being approximately 1.94 % of the present issued capital of GGL. He also owns options to purchase a total of a further 950,000 common shares exercisable as to 250,000 common shares until May 12, 2010 at

$0.20 per share, 50,000 common shares until May 12, 2011 at $0.26 per share, 300,000 common shares until July 31, 2012 at $0.56 per share and 350,000 common shares until May 23, 2013 at $0.20 per share. Assuming the private placement is fully subscribed, Mr. Boden will, on closing, then own directly or indirectly a total of 3,528,000 common shares or approximately 2.38 % of the issued capital. He will continue to own the options to acquire a further 950,000 common shares and will hold warrants to acquire a further 100,000 common shares. In the event of the exercise of these convertible securities, William Boden will then own, directly and indirectly, a total of 4,578,000 common shares, being 3.07 % of the then issued capital.

Review and Board Approval Process

The funding of GGL's exploration projects and working capital needs were discussed by the directors of GGL over a few days at the beginning of July. The directors reviewed the possible terms for the financing, including type of security, price per security, inclusion of warrants and pricing for the warrants, taking into account the current volatile market conditions. During this discussion process, Raymond A. Hrkac and William Boden disclosed to the other directors that they expected to participate in the private placement. On July 7, 2008, the directors approved the terms of the private placement, with Raymond A. Hrkac and William Boden abstaining from voting. There was no material contrary view or abstention by any disinterested director as to the terms of the private placement.

Formal Valuation & Exemptions

No formal valuation was required for this transaction or any prior private placement.

Raymond A. Hrkac, Shirley Hrkac and William Boden and their associates are each a "related party" for the purposes of Multilateral Instrument 61-101 ("MI 61-101"). Their participation in the private placement is considered to be a "related party transaction" within the meaning of MI 61-101 and is therefore subject to certain requirements prescribed by MI 61-101. These requirements include the issuance of a Material Change Report containing the prescribed disclosure.

Raymond A. Hrkac, RAH Consulting Ltd., Shirley Hrkac, William Boden and CW Marketing Ltd. are exempt from the formal valuation and minority shareholder approval requirements with respect to the private placement because each of their participation in the private placement and the value of their subscription is not greater than 25% of GGL's market capitalization.

Regulatory Approval and Closing

The private placement is subject to acceptance by the TSX Venture Exchange and is expected to close on or about July 31, 2008, and if it does close at the desired

time, that will be less than 21 days before the date of filing of this material change report on SEDAR. This shorter time period is reasonable given the exemptions from the formal valuation and minority shareholder approval requirements available to GGL. In addition, extra time was required to complete the disclosure in the material change report.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Raymond A. Hrkac, President & CEO
Phone: 604-688-0546

Item 9. Date of Report

July 16, 2008

END